Exhibit 2.1

Douglas C. Hewitt, Chairman HEWITT PETROLEUM, INC. 15 W. South Temple, Suite 1050 Salt Lake City, Utah 84101	March 4, 2011

Re:	Stock Exchange Agreement

Dear Doug:

This letter will confirm our understanding and agreement as follows:

WHEREAS, Hewitt Petroleum, Inc., a Delaware corporation (“HPI”) has an authorized capital of 200,000,000 shares of common stock, par value $0.001 per share (the “HPI Common Stock”), with 141,015,806 shares of HPI Common Stock issued and outstanding,  and 10,000,000 shares of non-voting preferred stock, par value $0.001 per share (of which none are issued and outstanding); and

WHEREAS, Freedom has an authorized capital of 450,000,000 shares of common stock, par value $0.001 per share (the “Freedom Common Stock”), with 47,964,719 shares of Freedom Common Stock issued and outstanding, 7,150,000 options and 3,335,282 warrants outstanding, and 50,000,000 shares of preferred stock, par value $0.001 per share, with 180,000 Series A Preferred Shared issued and outstanding.

1.  Stock Exchange; Options & Warrants.  For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties, HPI agrees to issue to Freedom 60,435,345 shares of HPI Common Stock in exchange for the issuance to HPI of all of Freedom’s issued and outstanding shares of Common Stock.  Freedom shall exchange and issue to its shareholders one share of HPI common stock for each one share of Freedom common stock issued and outstanding, and four shares for each one share of Series A Preferred Stock outstanding.  Additionally, all of Freedom’s outstanding stock options and warrants to purchase Freedom Common Stock shall be included within such issuance and shall be reserved by Freedom for such holders on a share-for-share basis in HPI Common Stock.  Freedom currently has 7,150,000 options outstanding and 3,335,282 warrants outstanding.  The balance of HPI shares, if any, shall be applied to severance payments for Freedom’s officers, directors and consultants.

2.  Utah Oil & Gas Leasehold and Property.  Freedom’s oil & gas leasehold interests and property owned in Utah being acquired by HPI as part of this Agreement are as follows:

(a)           Utah Overthrust Project.  Freedom’s current working interest (WI) ownership in the Utah Overthrust Project, comprising approximately 20,000 acres gross and 17,000 acres net under lease, located in T13S to T14S, R2E and the western half of T14S, R3E, SLM, Sanpete County, Utah, together with all other rights, titles and interests associated therewith, is 20.0% WI in the Deep (Jurassic Twin Creek and below), and 13.0% WI in the Shallow (the “Overthrust Leases”).

175 S. Main Street Suite 1210, Salt Lake City, Utah 84111 • Office 801.322.1776

(b)           Nephi Prospect.  Freedom’s rights and interest under the Winn Leases,  N/2 Section 34, T12S, R1E, SLB&M, Juab County, Utah, comprising approximately 320 acres; and its mineral rights acquired from Standard Life and Casualty Insurance Company, W/2 SW/4, T12S, R1E, SLB&M, Juab County, Utah, comprising approximately 127 acres; under the Farmout Agreement with Hewitt Energy Group, LLC, dated June 19, 2009, as amended October 21, 2008, and under the Liberty #1 Term Sheet dated January 20, 2009, respectively, including a 12.5% WI (carried in the first well to casing point) and a 12.5% WI in the “Nephi Prospect”.

(c)           Richfield Lease.  Freedom’s 33.3% WI in 156.45 acre tract located in Section 4, Township 24 South, Range 2 West and Section 33, Township 23 South, Sevier County, Utah, under a lease with Chad Wood which expires November 5, 2014 (an estimated cash settlement of $60,000 is due for fully paid-up status through 2014).

(d)           Moroni Prospect.  Freedom’s 20.0% working interest in certain oil and gas leases located in T15S, R3E, SLM, Sanpete County, Utah, comprising approximately 1,000 gross acres (500 net acres) acquired from Skyline Oil, LLC on January 26, 2011, and its 50.0% WI in the Moroni well if acquired from Cimarron.  Approximately $30,000 is estimated for Freedom’s share of future leasing.

(e)            AMI Rights.  All of Freedom’s rights under the Area of Mutual Interest (AMI) Agreement granting Freedom a twenty percent (20%) participation in any leases negotiated or acquired by Freedom or HPI within the AMI encompassing Juab, Sanpete and Sevier Counties in the state of Utah with participation by HPI on a 80-20 basis, for lands outside of the original Hewitt Utah Overthrust Partners (HUOP) AMI and a fifty percent (50.0%) participation right within two miles of the HUOP AMI under the Eastern Lands AMI Agreement between Freedom and HPI dated September 18, 2008.

(f)           Personal Property, Furnishings and Equipment.  All of Freedom’s personal property, including (i) furnishings, equipment, supplies, etc., located at its headquarters in Salt Lake City; and (ii) all deposits, credits, bank accounts, revenues, and accounts receivable.

3.  Liabilities; Indemnity.  HPI hereby agrees to assume all of Freedom’s liabilities and financial obligations as set forth below:

(a)  $200,000 Convertible Note payable to David R. Brallier and/or Cheryl P. Brallier, Trustees of the Revocable Trust of David R. Brallier (“Brallier”), due October 15, 2011, convertible into Freedom Common Stock at $0.40 per share;

(b)  $818,493 Convertible Note payable to Quantum Energy & Technologies, LLC, (“Quantum”) bearing 10.0% interest payable quarterly, with accrued and unpaid interest equal to $178,193.49 as of March 31, 2011, with all principal and accrued interest due and payable on January 31, 2011, convertible into Freedom Common Stock at $0.33 per share; and

(c)  All of Freedom’s accrued and unpaid payroll obligations, payroll or withholding taxes (federal or state, including FICA, unemployment, etc.), worker’s compensation, employee notes, IOU’s, employee benefits, corporate taxes, penalties, legal fees, accounting fees, or related obligations.

Freedom shall use its best efforts to negotiate with Brallier and Quantum, respectively, to covert their notes into the common stock of HPI under this Agreement at a conversion rate to be negotiated in good faith by Freedom with such note holders.  Freedom shall indemnify, defend and save and hold HPI, its officers, directors, employees, shareholders and agents harmless from any and all liabilities, payables, financial obligations, suits, claims, judgments, damages, legal fees of HPI, its affiliates, partners, ventures, officers, directors, employees or agents, which are not expressly assumed by HPI hereunder.

175 S. Main Street Suite 1210, Salt Lake City, Utah 84111 • Office 801.322.1776

4.  Private Placement; Reverse Merger; Name Change.  HPI is currently offering between 3,000,000 and 17,500,000 shares of its Common Stock to Accredited Investors at a purchase price of $0.20 per share, pursuant to a private placement in order to fund the costs of its proposed reverse takeover (RTO) with HEGCO Canada, Inc., audit with KPMG, legal fees and other costs associated with its “going public” transaction on the TSX:V, completion costs of the Liberty #1 Well on the Nephi Prospect, and overhead and working capital.  HPI agrees to use its best efforts to reduce its debts to $2.5 million or less. HPI also agrees to use its best efforts to complete its audit and to complete its reverse merger with HEGCO Canada, to become listed and publicly-traded on the TSX:V.  HPI and Freedom agree that the intent of this agreement is to take the combined companies public through the RTO, and hereby agree that  the name of the new company shall be “Richfield Oil & Gas Company.”

5.  Management.  Upon Closing, and in connection with this Agreement, HPI agrees to hire a new management team and to use its best efforts to employ the following individuals, in the capacities or positions set forth below, with compensation and benefits to be agreed upon between HPI and each such individual prior to Closing:

Douglas C. Hewitt	Chairman/COO
Michael P. Russon	President /CEO
Glenn MacNeil	CFO
J. David Gowdy	Vice President/General Counsel/Secretary
Jay L. Bowden	Controller/Treasurer

6.   Closing; Capitalization; Board Seat.  Unless otherwise modified by the parties in writing, and after necessary shareholder approvals are obtained, the Closing and exchange of shares shall occur upon HPI’s receipt of agreed minimum funding of $2.0 million from its Private Placement Offering, anticipated to occur on or before March 31, 2011. HPI shall amend its Articles of Incorporation in Delaware in order to increase its authorized capital to an amount that will allow HPI to issue all of the shares contemplated under this Agreement including those to Freedom, HPI’s private placement, its debt holders and new management.  Upon Closing, Freedom shall have the right to one seat on HPI’s Board of Directors.

7.   Cancellation; Non-Assignment.  Freedom, in its sole discretion, may elect to cancel and rescind this Agreement upon three (3) days written notice to HPI, if HPI does not do any one or more of the following: (a) engage the new management team as set forth in paragraph 5 above by March 31, 2011 or Closing; (b) successfully reduce its debts to $2.5 million or less by April 30, 2011; or (c) complete its RTO transaction with HEGCO Canada, Inc. and/or if HPI/HEGCO is not publicly traded on the TSX:V, no later than September 1, 2011.  Assignment of this contract by either party is prohibited without the express, prior written consent of the other.

8.  Board and Shareholder Approvals.  Performance of this Agreement is subject to approval by the Board of Directors and Shareholders of HPI and Freedom, respectively, which approvals shall be promptly pursued and obtained by each corporation no later than March 31, 2011.

9.  Governing Law.  This Agreement shall be governed under the laws of the state of Utah.

Should this meet you understanding and agreement, please sign and date below.

Very truly yours,
FREEDOM OIL & GAS, INC.

By:	/s/ J. David Gowdy
J. David Gowdy, President/CEO
ACCEPTED & AGREED:
HEWITT PETROLEUM, INC.

By:	/s/ Douglas C. Hewitt	Dated: March 4, 2011
Douglas C. Hewitt, President/CEO

175 S. Main Street Suite 1210, Salt Lake City, Utah 84111 • Office 801.322.1776